BEAR STRATEGIC ACCELERATED REDEMPTION SECURITIES®

	Bear Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately one year and two weeks, if not called on the first or second Observation Dates
Market Measure	Russell 2000® Index (Bloomberg symbol: "RTY")
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is less than or equal to the starting value
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine and twelve months after the pricing date
Call Premium	In the event of an automatic call, the amount payable per unit will be: • [$10.40 to $10.60] if called on the first Observation Date • [$10.60 to $10.90] if called on the second Observation Date • [$10.80 to $11.20] if called on the final Observation Date
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to increases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the starting value of the Market Measure
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be less than or equal to the starting value and, in that case, accept an early exit from the investment, and are willing to accept that the return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420414044640/v384571_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

<u>**Risk Factors**</u>
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
- If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable short position in the Market Measure or the components included in the Market Measure.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

 Enhanced Return